[LETTERHEAD OF ROGERS & HARDIN LLP]

WRITER’S DIRECT DIAL NUMBER (404) 420-4646 WRITER’S E-MAIL ADDRESS LAG@RH-LAW.COM
June 5, 2007
VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Barbara C. Jacobs, Esq.

Re:	Verso Technologies, Inc. Registration Statements on Form S-3 Filed April 16, 2007 and April 25, 2007 File Numbers 333-142139, 333-142339 and 333-142340
Ladies and Gentlemen:
     On behalf of Verso Technologies, Inc. (the “Company”) and in accordance with Rule 472(a) under the Securities Act of 1933, as amended (the “Securities Act”), we transmit herewith for filing a conformed copy of the Company’s Amendment No. 1 to each of its Registration Statements on Form S-3/A (No. 333-142139, 333-142339 and 333-142340), including all exhibits thereto (collectively, the “Amendments” and the registration statements to which such Amendments relate, collectively, the “Registration Statements”). The Amendments have been marked to show the changes effected thereto in accordance with Rule 310 of Regulation S-T.
     The Amendments are being filed with the Commission primarily in response to comments of the Staff contained in the letter from Barbara C. Jacobs to Martin D. Kidder dated May 17, 2007. For the Staff’s convenience, the numbered paragraphs below correspond to the paragraph numbers in the Staff’s May 17, 2007 comment letter.
Form S-3
Cover Page
     1. The Company has considered consolidating into one or a few registration statements the offerings represented by the Registration Statements and the Company’s other registration statements which have been recently filed or are currently effective (collectively, the “Outstanding Registration Statements”) pursuant to Rule 429 of the Securities Act and has determined not to do so because the Company owes varying registration obligations to the selling

Securities and Exchange Commission
June 5, 2007

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shareholders listed in the Outstanding Registration Statements, including, without limitation, the plan of distribution to be included in such statements and which of the Company’s securities may, and may not, be included in any particular statement. The Company believes that consolidating the Outstanding Registration Statements would be problematic for the Company as it endeavors to satisfy such varying registration obligations. Accordingly, the Company has revised the cover page of each Registration Statement to discuss the other Outstanding Registration Statements.
Risk Factors
     2. As requested by the Staff, the Company has revised each Registration Statement to include a risk factor addressing the market overhang.
Selling Securityholders
     3. As requested by the Staff, the Company has: (i) revised Registration Statement No. 333-142139 to affirmatively state in footnote 4 to the Selling Shareholder table that Arcadia, as a registered broker dealer, is an underwriter; (ii) revised the Registration Statements to the extent necessary to identify as an underwriter each selling shareholder who, to the knowledge of the Company, is a broker dealer, unless such selling shareholder received the shares being registered as compensation; and (iii) revised the Registration Statements to the extent necessary to state, with respect to each selling shareholder who, to the knowledge of the Company, is an affiliate of a broker-dealer, whether such selling shareholder purchased the securities registered for such selling shareholder’s account in the ordinary course of business and whether, at the time of purchase of the securities to be resold, such selling shareholder had any agreements or understandings, directly or indirectly, with any person to distribute such securities.
Where You Can Find More Information, page 15
     4. As requested by the Staff, the section “Where You Can Find More Information” in the Registration Statement has been revised to include all filings that are required to be incorporated by reference.
Undertakings
     5. As discussed between the undersigned and Hugh Fuller, a member of the Staff, on June 5, 1007, paragraph (5) of Item 17 of each Registration Statement as previously filed provides the Rule 430C undertaking required by Item 512(a)(5)(ii) of Regulation S-K.

Securities and Exchange Commission
June 5, 2007

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     Any comments or questions regarding this letter or the Amendments should be directed to the undersigned at Rogers & Hardin LLP, 2700 International Tower, 229 Peachtree Street, N.E., Atlanta, Georgia 30303, telephone (404) 420-4646, facsimile (404) 230-0940. We appreciate your prompt attention to this matter.

Sincerely,
/s/ Lori A. Gelchion
Lori A. Gelchion

cc: Mr. Hugh Fuller